December 22, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn: Sonia Bednarowski

Re: Finance of America Companies Inc.

        Registration Statement on Form S-4

        Filed November 6, 2020

        File No. 333-249897

Dear Ms. Bednarowski:

On behalf of our client, Finance of America Companies Inc., a Delaware corporation (the “Company” or “New Pubco”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated December 3, 2020, with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). In connection with such responses, we are concurrently submitting, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 1.

Registration Statement on Form S-4

General

1.	Please provide your analysis as to why you believe that the offer of securities in connection with the Domestication is exempt from registration under the Securities Act.

The Company acknowledges the Staff’s comment and, in response, the Company has revised Amendment No. 1 to add Replay Acquisition Corp. (“Replay”) as an additional registrant and to include the registration of the Replay LLC Units and warrants to purchase Replay LLC Units being offered in connection with the Domestication.

2.	Please revise to provide the information required by Item 3(f) of Form S-4 or tell us where the information is disclosed.

The Company has revised pages 44 and 45 to include the information required by Item 3(f) of Form S-4.

Cover Page

3.

Please disclose here the number of shares of Class A Common Stock and New Pubco warrants that New Pubco is offering in this registration statement pursuant to Item 501 of Regulation S-K, and disclose that New Pubco will be a “controlled company” within the meaning of the NYSE rules.

The Company has revised the cover of the proxy statement/prospectus to address the matters identified in the Staff’s comment.

Questions and Answers About the Business Combination

Questions and Answers About the General Meeting of Replay’s Shareholders and the Related Proposals, page 7

4.

Please include in the Question and Answer Section that the warrant holders will not vote on any of the proposals, if true. In addition, please disclose in the Questions and Answers Section About the Business Combination (i) the ratio of Replay LLC warrants and New Pubco warrants that the holders of Replay public warrants will receive in connection with the Domestication and the Business Combination, (ii) that fractional warrants will be rounded down to the nearest whole number in connection with the Domestication and Business Combination and (iii) whether or not the New Pubco warrants will be listed on an exchange.

The Company has revised the disclosure on page 11 to reflect that holders of warrants will not vote on any of the proposals, and has revised the disclosure on pages 10 and 11 to reflect that (i) each holder of a warrant to purchase one Ordinary Share will, as a result of the Domestication, hold a warrant to purchase one Replay LLC Unit, and each holder of a warrant to purchase one Replay LLC Unit will, as a result of the Business Combination, hold a warrant to purchase one share of Class A Common Stock, (ii) that fractional warrants will be rounded down to the nearest whole number in connection with the Domestication and Business Combination and (iii) that the Company intends to list the New Pubco warrants on NYSE under the symbol “FOA.WS”.

5.

Please add a question and answer that describes the positive and negative factors that Replay’s board of directors considered in connection with the Transaction Agreement. In addition, please add a question and answer that identifies each proposal that is conditioned upon the approval of the other proposals.

The Company has revised the disclosure on pages 7, 8, 12, 184, 190, 197, 198 and 199 in response to the Staff’s comment.

Who will be the directors and officers of New Pubco if the Business Combination is consummated, page 9

6.

Please expand this question and answer to provide a summary of the Stockholders Agreement. In addition, please revise the description of the Stockholders Agreement on page 24 to disclose the provisions related to the Principal Stockholders’ right to nominate a certain number of directors to the New Pubco Board, including the number of directors, the relevant ownership percentages of New Pubco securities and the term of the agreement.

The Company has revised pages 9, 10, 27 and 28 to address the matters identified in the Staff’s comment.

Do I have redemption rights?, page 11

7.

Please disclose the maximum amount of shares that may be redeemed pursuant to the Transaction Agreement. In this regard, we note your disclosure on page 21 that the Pre-Closing Replay Cash must be equal to or greater than $400,000,000. In addition, we note your disclosure on page 12 that Replay public shareholders will be able to vote on the Cayman Proposals even if they redeem their Public Shares. Please clarify whether such holders will be able to vote on the other proposals. Also, please revise the second complete question and answer on page 13 to clarify whether the holders of Ordinary Shares have appraisal rights in connection with the Domestication. In this regard, we note that they do not have appraisal rights in connection with the Business Combination.

The Company has revised the disclosure on page 13 to state the maximum number of shares that may be redeemed in connection with the Business Combination, including after taking into account contractual restrictions on the Sponsor on the redemption of its shares, to state the number of shares that may be redeemed in connection with the Business Combination that would cause the condition that the Pre-Closing Replay Cash being equal to or greater than $400,000,000 to fail and to clarify that the requirement that the Pre-Closing Replay Cash being equal to or greater than $400,000,000 may be waived by the Seller-Side Parties. The Company has also revised the disclosure on page 14 to clarify that Replay public shareholders will be able to vote on all Proposals even if they redeem their Public Shares, and the Company also revised the disclosure on page 15 to clarify that the holders of Ordinary Shares do not have appraisal rights in connection with the Domestication.

Summary of the Proxy Statement/Prospectus The Business Combination Consideration, page 19

8.

Please revise this section to disclose (i) the aggregate value and the value of the per share and per warrant consideration that the Replay public shareholders and public warrant holders will receive, (ii) the aggregate value that the Sponsor will receive for its Founder Shares and Private Placement Warrants as well as the value of the per Founder Share and per Private Placement Warrant consideration that the Sponsor will receive, (iii) the amount of cash that the Sellers and and Blocker GP will receive for the sale of the FoA Units as well as the per FoA Unit consideration that they will receive, (iv) the aggregate value that the Blocker Shareholders will receive in connection with the Blocker Merger as well as the value of the per share consideration for the Blocker Shares that they will receive, (v) the aggregate value that Blocker GP will receive in connection with the exchange of its FoA Units for shares of Class A common stock as well as the value of the per FoA Unit consideration it will receive, and (vi) the aggregate value that the Sellers and each party of the Sellers will receive in connection with the Business Combination, including the value of the Class B Common Stock they will receive. In addition, please define the terms “Earnout Securities,” “Pre-Closing Replay Cash” and “Voting Rights Threshold Period” the first time these terms are used in the prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on pages 21, 22, 23, 149 and 150, and the Company will provide the values accompanying the revised disclosure in a subsequent pre-effective amendment to the Registration Statement to address the matters identified in the Staff’s comment. In addition, the Company has defined the terms “Earnout Securities,” “Pre-Closing Replay Cash” and “Voting Rights Threshold Period” the first time these terms are used in the prospectus on pages 21, 25 and the cover of the proxy statement/prospectus, respectively.

Warrant Offer, page 20

9.

Please disclose the factors that FoA will consider in connection with its determination of whether or not it will require Replay to commence the Warrant Offer. Please also explain to us any anticipated timing concerns with commencing such tender offer so that it can be consummated concurrently with the closing, such as the need to make any additional filings, or any exemption you are relying upon.

The Company has revised the disclosure on pages 23, 24 and 154 to discuss factors that FoA may consider in connection with its determination of whether or not it will require Replay to commence the Warrant Offer. In the event FoA requires Replay to commence the Warrant Offer, Replay will conduct the Warrant Offer in compliance with Section 14(e) of the Securities and Exchange Act of 1934 and the rules and regulations thereunder and would file additional disclosure with the SEC setting forth the terms and conditions of the Warrant Offer, which would include the contemplated timing of the Warrant Offer.

Other Agreements Related to the Transaction Agreement Exchange Agreement, page 25

10.

Please revise your summary of the Exchange Agreement on pages 25, 332 and throughout to clarify that the voting power afforded to holders of FoA Units by their shares of Class B Common Stock is automatically and correspondingly reduced as they exchange FoA Units for shares of Class A Common Stock of New Pubco pursuant to the Exchange Agreement. In this regard, we note your disclosure on page 29. Please explain the voting power of the Class B Common Stock compared to the Class A Common Stock and quantify, to the extent practicable, what is meant by the statement that the Class B holders have a number of votes that is equal to the aggregate number of FoA Units to held by such holders. Please also expand your disclosure under Description of Securities, Common Stock, to separately explain the features of the Class B common stock, including the Class B voting rights.

The Company has revised pages 29, 165, 340 and 354 to clarify that the voting power afforded to holders of FoA Units by their shares of Class B Common Stock is automatically and correspondingly reduced as they exchange FoA Units for shares of Class A Common Stock of the Company pursuant to the Exchange Agreement. Additionally, the Company has revised pages 29, 33, 165, 340 and 354 to add an example of how the voting power of the Class B Common Stock operates. Further, the Company has revised page 340 to expand the disclosure under “Description of Securities—Authorized and Outstanding Stock” to separately explain the features of the Class B Common Stock, including the Class B voting rights.

Organizational Structure Following the Business Combination, page 29

11.

Your disclosure on page 29 that the Continuing Unitholders will hold all of the issued and outstanding shares of FoA’s Class B Common Stock appears inconsistent with the diagram on page 29, which shows the Class B Common Stock as a class of New Pubco’s securities. Please revise for clarity and consistency. In addition, please add the number of securities, including shares of Class A Common Stock, Class B Common Stock, Public Warrants and FoA Units held by each group indicated in the diagram, and please add Replay, Blocker and FoA’s subsidiaries to the diagram. Please also include a diagram of FoA prior to the business combination.

The Company advises the Staff that the Class B Common Stock is a class of New Pubco’s securities rather than a class of FoA’s securities. The Company has revised pages 32, 33 and 34 to clarify this and to address the other matters identified in the Staff’s comment.

Risks Related to Our Business and Industry Our geographic concentration could materially and adversely affect us, page 43

12.

Please disclose the percentage of your lending portfolio that is concentrated in California so that investors understand the scope of this risk. In addition, please balance the disclosure in the first bullet point on page 182 to disclose that a significant portion of your lending portfolio is concentrated in California, or advise.

The Company has revised page 52 to disclose the percentage of the Company’s originations in California. Additionally, the Company has revised page 200 to clarify that is referring to the diverse set of product markets it operates in, including forward mortgage, reverse mortgage and commercial lending, as opposed to referring to geographic markets.

Risk Factors Risks Related to Our Lending Business Conducting our business in a manner so that we are exempt, page 70

13.

Please explain to us why you expect that your subsidiaries will qualify for an exclusion from registration under the Investment Company Act. In this regard, we also note your disclosure on page 204 regarding the Investment Company Act and some areas that pertain to your business that you do not believe there is published guidance.

The Company conducts, and intends to continue to conduct, its operations so that it is not required to register as an investment company under the Investment Company Act. Section 3(a)(1)(A) of the Investment Company Act defines an “investment company” as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis. Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

As disclosed in the prospectus, the Company is organized as a holding company that conducts, and will continue to conduct, its businesses through subsidiaries. Many of the Company’s subsidiaries are excluded from the definition of “investment company” pursuant to Section 3(c)(5)(C) of the Investment Company Act. The Company’s interests in these subsidiaries (which are either wholly-owned or majority-owned) do not constitute “investment securities” for the purposes of the Investment Company Act. Accordingly, the Company treats the fair value of the interest of these subsidiaries it owns, on an unconsolidated basis, as securities but not as “investment securities” for purposes of Section 3(a)(1)(C) of the Investment Company Act. The fair value of the securities the Company owns that are issued by any of its subsidiaries that are excluded from the definition of “investment company” based on Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other “investment securities” it may directly own, are substantially below 40% of the value of its total assets on an unconsolidated basis. The Company monitors, and will continue to monitor, its holdings to ensure continuing and ongoing compliance with this 40% “investment securities” limitation. In addition, the Company believes that it should not be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because it does not engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through its wholly-owned and majority-owned subsidiaries, the Company is primarily engaged in the real-estate related non-investment company businesses of these subsidiaries.

Investment Company Act Status of the Company’s Subsidiaries

3(c)(5)(C) Subsidiaries

As referenced above, many of the Company’s subsidiaries (its “3(c)(5)(C) Subsidiaries”) are excluded from registration under the Investment Company Act pursuant to Section 3(c)(5)(C), which excludes from the definition of “investment company” any company that is not engaged in the business of issuing “redeemable securities” and which is engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.”

None of the Company’s subsidiaries have issued redeemable securities.

The Staff has provided guidance through the no-action letter process on the meaning of engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate” for purposes of Section 3(c)(5)(C). In various letters, the Staff has stated that it would regard an issuer as being primarily engaged in this business, within the meaning of Section 3(c)(5)(C), if (a) at least 55% of the value of the issuer’s total assets consists of real estate interests (“Qualifying Interests”), (b) at least an additional 25% of the value of the issuer’s total assets consists of real estate-type interests (“Real Estate-Related Assets”), reduced by any amount the issuer holds in excess of the 55% minimum limit for Qualifying Interests, and (c) no more than 20% of the value of the issuer’s total assets consists of assets other than Qualifying Interests and Real Estate-Related Assets.1 The Staff has indicated that it would regard as Qualifying Interests for purposes of Section 3(c)(5)(C) assets including a fee interest in real estate,2 a whole mortgage loan that is fully secured by real property,3 and whole pool agency certificates.4 The Staff also has granted no-action assurance to permit pass-through notes secured by whole pools of conventional mortgage loans to be treated as Qualifying Interests.5 In addition, the Staff has granted no-action relief to permit a participation interest in a mortgage loan fully secured by real property to be considered a Qualifying Interest if the holder of the participation interest has the unilateral right to foreclose on the mortgage loan in the event of a default,6 or to control the process of foreclosure.7 The Staff has suggested that if the holder of a participation interest has such control rights with respect to the underlying mortgage loans, the interest would be an interest in real estate within the meaning of Section 3(c)(5)(C) rather than an interest in the nature of a security in a company engaged in the real estate business.8 The Staff has also granted no-action assurance to permit partial pool agency certificates or residual interests in a pool of mortgage loans or agency certificates to be classified as Real Estate-Related Assets for purposes of Section 3(c)(5)(C).9

[1]

See, e.g., Citytrust, SEC No-Action Letter (pub. avail. Dec. 19, 1990); Prudential-Bache Securities, Inc. SEC No-Action Letter (pub. avail. Aug. 19, 1985); and Salomon Brothers, Inc., SEC No-Action Letter (pub. avail. June 17, 1985).

[2]	See, e.g., Investment Company Act Release No. 3140 (Nov. 18, 1960).
[3]	See also Merrill, Lynch, Pierce, Fenner & Smith, SEC No-Action Letter (pub. avail. Nov. 4, 1981).
[4]

See, e.g., American Home Finance Corp., SEC No-Action Letter (pub. avail. Apr. 9, 1991) (no-action relief granted to permit certificates representing the entire ownership interest in a particular pool of mortgage loans to be treated as Qualifying Assets). The Staff has reasoned that holding the certificates with respect to a whole pool of mortgages is the functional equivalent of owning the mortgages and that the investor in such certificates would have the same investment experience as if the investor held the underlying mortgages. See, e.g., Security Mortgage Acceptance Corp. I SEC No-Action Letter (pub. avail. Jan. 6, 1986); Salomon Brothers Inc. SEC No-Action Letter (pub. avail. Dec. 4, 1985).

[5]	See, e.g., Premier Mortgage Corp., SEC No-Action Letter (pub. avail. Mar. 14, 1983).
[6]

See Northwestern Ohio Building & Construction Trades Foundation, SEC No-Action Letter (pub. avail. May 21, 1984) (trust investing solely in participation interests in construction period mortgage loans constituting 50% or less of the value of the loans would be investing in Qualifying Assets for purposes of Section 3(c)(5)(C)). See also Baton Rouge Building and Construction Industry Foundation, SEC No-Action Letter (pub. avail. Aug. 31, 1984).

[7]

See, e.g., The Federal Home Loan Mortgage Corp., SEC No-Action Letter (pub. avail. June 14, 1985) (no-action assurance granted to permit participation interests in mortgage loans to be treated as Qualifying Assets where the holder of the participation interests controlled and actively supervised the servicing of the mortgage loans by the seller of the participation interests and controlled the process of foreclosure).

[8]	See MGIC Mortgage Corporation, SEC No-Action Letter (pub. avail. Aug. 1, 1974).
[9]	See, e.g., HOME Investors Trust, SEC No-Action Letter (pub. avail. Sept. 29, 1989); Guaranteed Mortgage Corp. II SEC No-Action Letter (pub. avail. Jan. 9, 1984) (the “Partial Pool Letters”).

The Company treats as Qualifying Interests mortgage loans, including reverse mortgage loans (A) which it or its subsidiaries may originate, where the loan is secured by real estate having a value upon origination of the loan that is not less than the principal amount of the loan and (B) loans, if acquired in the secondary market, where the fair market value of the loan is fully secured by real estate upon their acquisition of the loan. Reverse mortgage loans are first lien mortgages that, at the time of origination, are fully secured mortgages where the holder has a right of foreclosure upon certain events of default. As mortgages fully secured by real estate, we believe reverse mortgages are qualifying assets based on Staff guidance and the language of Section 3(c)(5)(C).

In accordance with the Staff’s no-action letters regarding treatment of whole pool certificates as Qualifying Interests, the Company treats as Qualifying Interests whole pool Agency HMBS issued by third parties and backed by fully drawn reverse mortgage loans and whole pool Agency HMBS owned by the 3(c)(5)(C) Subsidiary that are issued and serviced by the Company’s origination subsidiary or its subsidiaries. Agency HMBS are standardized mortgage-backed securities that are guaranteed by Ginnie Mae and collateralized by FHA-insured reverse mortgage loans. Ginnie Mae-approved issuers, like the Company’s origination subsidiary and its subsidiaries, can pool reverse mortgage loans and through single-tranche securitizations issue Agency HMBS, which are pass through securities. We are not aware of any reason why the Staff’s guidance with respect to whole pool certificates would not apply to whole pool Agency HMBS in the same way it would apply to other types of mortgage backed securities.

Similarly, the Company also treats whole pool, non-Agency HMBS and whole pool non-Agency mortgage backed securities where it or its 3(c)(5)(C) Subsidiaries hold all of the certificates issued by the pool as Qualifying Interests. We are not aware of any reason why the Staff’s guidance with respect to whole pool Agency certificates would not apply to whole pool non-Agency certificates in the same way.

Finally, in accordance with the Partial Pool Letters, the Company treats interests in “partial pool” mortgage backed securities as Real Estate-Related Assets for purposes of Section 3(c)(5)(C), since these interests would represent something less than the entire ownership interest in a pool of reverse mortgage loans.

3(c)(6) Subsidiaries

The Company may create subsidiaries that will be excluded from registration as an investment company pursuant to Section 3(c)(6) of the Investment Company Act (“3(c)(6) Subsidiaries”) to the extent that such subsidiaries hold mortgage assets through majority owned or wholly-owned subsidiaries that rely on the Section 3(c)(5)(C) exclusion from registration as an investment company, and other assets and subsidiaries that qualify under Section 3(c)(6). The Company will treat the fair value of the securities it retains in its Section 3(c)(6) Subsidiaries, on an unconsolidated basis, as securities but not as “investment securities” for the purposes of Section 3(a)(1)(C) of the Investment Company Act.

Conclusion

The fair value of the securities the Company owns that are issued by any of its subsidiaries that are excluded from the definition of “investment company” based on Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other “investment securities” it may directly own, are substantially below 40% of the value of its total assets on an unconsolidated basis. The Company monitors, and will continue to monitor, its holdings to ensure continuing and ongoing compliance with this 40% “investment securities” limitation. In addition, the Company believes that it should not be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because it does not engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through its wholly-owned and majority-owned subsidiaries, the Company is primarily engaged in the real-estate related non-investment company businesses of these subsidiaries.

Unaudited Pro Forma Combined Consolidated Financial Information, page 96

14.	We note a number of blanks throughout the pro forma financial information. Please fill in the appropriate information when available to enable a reader to fully understand the information presented.

The Company has revised the pro forma financial information beginning on page 106 to populate the applicable information. The Company respectfully advises the Staff that certain ownership information in the S-4 remains blank in Amendment No. 1 and will be populated in a future pre-effective amendment once it is available.

Accounting for the Business Combination, page 98

15.

Please provide us your accounting analysis related to accounting for the business combination using the acquisition method under ASC 805. Please include all relevant facts and circumstances and the specific guidance that supports your accounting determination. At a minimum, please tell us:

•	How you determined that FoA was a variable interest entity,
•	How you determined which entity was the acquirer,
•	How you determined which entity was considered to be the primary beneficiary, and
•	How you considered New Pubco and Blocker in the analysis.

The Company has provided further detail regarding the basis for each of the determinations outlined in the Staff’s comment. Each bullet below corresponds to the same ordered bullet above.

•

The Company concluded that FoA meets the definition of a variable interest entity (“VIE”) as the equity holders as a group lack the power to direct the activities that most significantly impact the entity’s performance. The Company noted that, when assessing whether the equity holders, as a group, lack the power to direct the activities that most significantly impact the entity’s economic performance, there are different considerations depending on whether the entity is a limited partnership or a corporation (ASC 810-10-05-03). The Company advises the staff that New Pubco will have a variable interest in FoA through its approximately 40% ownership of FoA Units (assuming no redemptions and calculated using preliminary ownership information) and New Pubco is effectively the sole managing member because it will be the sole variable interest holder with the right to appoint the board of managers (i.e., a sole managing member structure would achieve the same outcome). Management considered the fact that the non-managing members, who hold significant economic interests in FoA ultimately hold a majority of the combined voting power of New PubCo entitled to elect the board of directors of New Pubco. However, the ASC 810 framework directs that the analysis should be performed from the bottom-up without consideration of voting rights of New Pubco. Therefore, the Company concluded that FoA is the functional equivalent of a limited partnership. As such, the Company determined that FoA should be assessed under the limited partnership VIE model focusing on whether the non-managing members, as a group, can kick-out the managing member, liquidate the entity, or block the managing member from making any key decisions. The Company further advises the Staff that there are no unrelated non-managing members that will be able to remove New Pubco from its role as the effective managing member without cause by simple majority. Therefore, the Company believes the equity at risk lacks the power to direct the activities that most significantly impact FoA’s performance, causing FoA to be a VIE.

•

As discussed in the following bullet, the Company has determined that New Pubco is the primary beneficiary of FoA. Accordingly, New Pubco is the accounting acquirer in accordance with the express language of the ASC 805 master glossary definition of an accounting acquirer which provides: “...in a business combination in which a variable interest entity (VIE) is acquired, the primary beneficiary of that entity always is the acquirer” [emphasis added]. In determining the acquirer, the Company has considered all pertinent facts and circumstances and has also evaluated each consideration presented in ASC 805-10-55-13 through 55-15. The Company concluded that the substance of the factors assessed does not overcome the unambiguous and express language in the definition of an accounting acquirer in the context of an acquisition of a VIE. Therefore, the Company believes that New Pubco should be deemed the accounting acquirer given it is the primary beneficiary of an acquired VIE.

•

Management believes New Pubco is the primary beneficiary as, following the merger, it will have a significant economic interest in FoA through its ownership of Class A Units and it will be the sole party with the ability to make, through its appointed representatives on FoA’s board, all key decisions of FoA. These primarily involve managing the affairs and operations of FoA’s operating subsidiaries as their direct or indirect controlling owner and conducting the Finance of America business, including originating and selling loans and/or securitizing loans to sell a beneficial interest to third party investors, generating returns from the activity of these operating subsidiaries and allocating them among its investors or reinvesting them in its business.

•

As more fully described below, the Company respectfully advises that in evaluating the accounting implications of the Replay Merger and Blocker Merger (each as defined below), the Company has determined that the risks and rewards of the interest holders in New Pubco would be identical if their interests were held directly in the underlying legal entity, FoA, instead of through Replay and Blocker. Therefore, in applying the VIE guidance of ASC 810, the Company has looked through Replay and Blocker to determine whether New Pubco should consolidate FoA.

•

In order to effect the Business Combination in a manner that is believed to be most tax efficient, it was determined that New Pubco would acquire Class A Units in FoA attributable to the Blocker indirectly through an acquisition of the Blocker and that other Class A Units would be acquired directly by Repay prior to a merger that would result in New Pubco becoming the owner of Repay. Following a pre-closing restructuring, New Pubco will acquire 100% ownership of Replay and Blocker through mergers. Specifically, (i) New Pubco will acquire Replay by way of Replay merging with New Pubco’s wholly owned subsidiary Replay Merger Sub (“the Replay Merger”), with Replay surviving the merger as a direct wholly owned subsidiary of New Pubco and (ii) New Pubco will acquire Blocker by way of Blocker merging with New Pubco’s wholly owned subsidiary Blocker Merger Sub (the “Blocker Merger”), with Blocker surviving the merger as a direct wholly owned subsidiary of New Pubco. As a result, (i) New Pubco will indirectly hold Class A Units in FoA by virtue of owning 100% of the equity interest in both Replay and Blocker; and (ii) New Pubco will retain a controlling financial interest in FoA by virtue of its sole and exclusive right to appoint the board of managers of FoA.

16.

We note your accounting disclosure refers to Replay as the acquiring entity but New Pubco as the primary beneficiary. We also note that you present pro forma financial information as if the business combination is between Replay and FoA. Please revise to clarify which entity acquired the controlling financial interest in FoA and update the accounting and pro forma disclosure as needed.

The Company respectfully advises the Staff that New Pubco will have the sole and exclusive right to appoint the board of managers of FoA and cannot be removed by any party. As described above in response to the Staff’s comment 15, in order to effect the Business Combination in a manner that is believed to be most tax efficient, New Pubco will hold its variable interests in FoA indirectly through wholly owned subsidiaries of New Pubco, Replay and Blocker, rather than directly. New Pubco’s sole and exclusive right to appoint the board of managers of FoA is personal to New Pubco under the terms of the limited liability company agreement of FoA, and Replay and Blocker will not hold any decision making rights over FoA. Therefore, management has determined that New Pubco is the primary beneficiary of FoA as further described above. The Company has revised its accounting and pro forma disclosures to clarify the distinction between New Pubco and Replay.

17.	Please tell us how New Pubco accounted for the Replay Merger and the Blocker Merger. Please include the accounting guidance supporting your determinations.

The Company respectfully advise the Staff that, as more fully described in response to the Staff’s comment 15, the Replay Merger and Blocker Merger do not have any independent accounting impact on end-state New Pubco. Please refer to the Company’s response to the Staff’s comment 15 for additional information regarding the legal steps of the Replay Merger and Blocker Merger.

Other Events, page 98

18.	Please revise to disclose, if true, that Finance of America Funding LLC is a wholly-owned subsidiary of FoA.

The Company has revised page 108 to clarify that Finance of America Funding LLC is an indirect, wholly owned subsidiary of FoA.

Adjustments and Assumptions to the Unaudited Pro Forma Combined Consolidated Balance Sheet as of June 30, 2020, page 105

19.

Please revise adjustment (m) to more clearly describe why cash distributions are being made to Continuing Unitholders and Continuing Stockholders, clarify how the adjustment is determined for each redemption scenario, and clarify why the offset is to Goodwill. Please revise to refer to the section of the document that describes this distribution more fully.

The Company has revised page 117 to reflect the offset of this adjustment to Additional paid-in capital. Please refer to adjustment (l) in the Unaudited Pro Forma Combined Consolidated Balance Sheet. For each redemption scenario the amount of the distribution to Continuing Unitholders is derived by taking the sum of (A) the historical cash balances of Replay and FoA, (B) the sum of the pro forma adjustments impacting cash, less (C) the maximum amount of cash that can be contractually distributed to arrive at an ending pro forma cash balance of $250 million less the total anticipated transaction costs to be paid. As stipulated in Section 8.01 of the Transaction Agreement, the Company may make distributions, but only to the extent that the closing cash balance is equal to or greater than $250 million less transaction-related costs. The Company has revised adjustment (l) to so clarify.

20.	Please revise adjustment (p) to disclose how you determined the amount of contingent consideration to recognize.

The Company has revised pro forma adjustment footnote (u) on page 120 to disclose the measurement methodology for the amount of contingent consideration recognized associated with the seller earnout.

21.

We note your discussion related to adjustment (u) on page 108 related to the non-controlling interest but do not see adjustment (u) included in the pro forma financial information. Please advise or revise as appropriate. Additionally, please revise to clarify how the fair value of the non-controlling interest was determined.

The Company has included pro forma adjustment footnote (v) on page 120 related to the noncontrolling interest. The amount of noncontrolling interest recognized will be measured at fair value by taking (A) the total consideration transferred presented in footnote (x) divided by (B) the quotient of (i) the number of FoA Units held by Replay and Blocker (i.e., the controlling interest) and (ii) the total amount of FoA Units outstanding, multiplied by (C) the quotient of (i) the number of units retained by Continuing Unitholders and (ii) the total amount of FoA Units outstanding. The Company respectfully advises the Staff that the table related to pro forma adjustment footnote (v) will be populated in a future pre-effective amendment once certain ownership information is available.

22.

Please revise adjustment (v) to more clearly show the recognition and calculation of goodwill measured as the excess of (a) over (b) as described in ASC 805-30-30-1 under each redemption scenario which should correspond to the amount presented in the Pro Forma Combined columns.

The Company has revised pro forma adjustment footnote (x) on pages 121 and 122 to populate previously blank amounts such that the recognition of goodwill can now be computed based on the information presented.

23.

We note you have “Deferred Tax Asset” and “Tax Receivable Agreement Obligations to the Seller” line items in the calculation of the total consideration transferred in adjustment (v). Please revise to provide appropriate disclosure of each item to explain what it represents, why it is considered part of the consideration transferred by the acquirer, and explain how the amount is measured.

The Company has revised pro forma adjustment footnote (x) on pages 121 and 122 related to the Deferred Tax Asset and the Tax Receivable Obligations to Seller line items have been revised to include such amounts. The Company has also revised pro forma adjustment footnotes (s) and (t) on pages 118-120, which now describe these amounts in greater detail for the Deferred Tax Asset and Tax Receivable Obligations to Seller, respectively. In addition, the obligation to provide future cash payments to the Seller following the terms of the Tax Receivable Agreement represents contingent consideration and has been recognized and measured at its fair value following ASC 805-30-25-5. Furthermore, given that the obligation will be entirely settled in cash, the contingent consideration has been classified as a liability pursuant to ASC 805-30-25-6. The amount of the liability recognized is based on the discounted amount of the expected future cash payments.

Adjustments and Assumptions to the Unaudited Pro Forma Combined Consolidated Statement of Operations for the Six Months Ended June 30, 2020, page 110

24.	Please revise adjustment (j) to clearly show how you determined the amount of noncontrolling interest for each period presented.

The Company respectfully advises the Staff that the blank amounts in pro forma adjustment footnote (k) on page 125 related to the percentage of net income attributable to noncontrolling interests will be populated in a future pre-effective amendment once certain ownership information is available. The noncontrolling interest percentage will be calculated as the total number of FoA Units retained by Continuing Unitholders divided by the total number of FoA Units outstanding and further adjusted for certain expenses related to the phantom units and Replacement RSUs which are directly allocated to the noncontrolling interest.

Proposal No. 1—Cayman Proposals The Domestication, page 119

25.

Pursuant to Exchange Act Rule l4a-4(a)(3), please include (i) separate proposals for the Domestication and the Business Combination and (ii) separate proposals for each of the material provisions in the Replay LLCA, including the exclusive forum provision and the jury waiver provision, or advise. Also, please file the Form of Proxy Card with the next amendment. Regarding the exclusive forum provision, please disclose whether the provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Regarding the jury waiver provision, please disclose whether this provision applies to claims under the federal securities laws, the risks of the provision or other impacts on Replay Acquisition LLC security holders and any uncertainty regarding enforceability.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 127, 133, 134 and 136 to include separate proposals for the Domestication, the Replay LLCA and the Business Combination. The Company respectfully advises the Staff that the provisions of the Replay LLCA, including the exclusive forum and the waiver of jury trial provisions, are not material, such that separate proposals for these matters is not required. Section 2.07 of the Transaction Agreement requires the Replay Merger to be consummated at the Closing following the consummation of the Domestication at the Closing. As permitted by the DLLCA, the Replay LLCA will provide that the Transaction Agreement and related documents, Replay’s execution, delivery and performance of such documents and the consummation of the Replay Merger and the other transactions contemplated by such documents are authorized without further action, vote or approval of the board of managers of Replay, the members of Replay or any other person. As a result, the Replay Merger will be consummated immediately following the consummation of the Domestication on the day of Closing. Accordingly, the Replay LLCA will be operative only transiently on the day of Closing, making the exclusive forum and the waiver of jury trial provisions of the Replay LLCA immaterial. The Company has revised the disclosure on page 134 to address this comment from the Staff.

The Company also respectfully advises the Staff that the exclusive forum provision of the Replay LLCA does not provide exclusive jurisdiction to the Court of Chancery of the State of Delaware or any other state court in the State of Delaware in circumstances where such court does not have jurisdiction, such as actions or proceedings brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder that must be brought in federal courts under Section 27 of the Exchange Act. In addition, the exclusive forum provision of the Replay LLCA does not apply to actions or proceedings that do not arise out of or are unrelated to the Replay LLCA or the business of Replay (including any claim under the internal affairs doctrine). The Company has revised the disclosure on page 134 to address this comment from the Staff. The Company further hereby undertakes to provide disclosure substantially similar to the following in future Exchange Act periodic reports with respect to the discussions of any action or proceeding for which the exclusive forum selection provision of the Replay LLCA applies: “This provision does not provide exclusive jurisdiction to the Court of Chancery of the State of Delaware or any other state court in the State of Delaware where such court does not have jurisdiction, such as actions or proceedings brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder (which actions or proceedings we understand must be brought in federal courts under Section 27 of the Exchange Act).”

The Company has revised the disclosure on pages 134 and 135 to address the Staff’s comment regarding the waiver of jury trial provision of the Replay LLCA.

In response to the Staff’s comment, the Form of Proxy Card has also been filed with Amendment No. 1.

The Business Combination The Background of the Business Combination, page 121

26.

Please revise to disclose the terms of the initial terms sheet Replay provided to FoA and describe the negotiations regarding these terms, including the valuation of FoA, the ratio for the public shares, the negotiations regarding the portion of the Sponsor’s founder shares that would be made subject to vesting as part of the transaction and any other material provisions and terms that were negotiated after Replay’s initial discussion with FoA and prior to the signing of the Transaction Agreement and related documents and agreements.

The Company has revised page 137 and 138 to address the matters identified in the Staff’s comment.

Regulatory Approvals Required for the Business Combination, page 129

27.

Please identify the governmental approvals, including both federal and state approvals, that are necessary for the Business Combination, and the status of such compliance or approval pursuant to Item 3(i) of Form S-4.

The Company has revised page 145 to address the matters identified in the Staff’s comment.

Consideration to be Received in the Business Combination, page 132

28.

Please revise this section to include quantitative disclosure regarding the FoA Units Cash Consideration, the Blocker Merger Consideration, the Pre-Closing Replay Cash, the Pre-Closing Outstanding FoA Units, the Sale Percentage, the Sold FoA Units, and the aggregate number of Seller Class B Shares, and disclose here, and in the Questions and Answers About the Business Combination how the Equity Value Reduction Amount will affect the consideration received in connection with the Business Combination transactions. In addition, please revise your disclosure on page 318 regarding the Authorized and Outstanding Stock to disclose the number of shares of Class B Common Stock that will be outstanding immediately after the consummation of the Business Combination.

In response to the Staff’s comment, the Company has revised the disclosure on pages 149 and 150, and the Company will provide the values accompanying the revised disclosure in a subsequent pre-effective amendment to the Registration Statement to address the matters identified in the Staff’s comment. The Company has also revised the disclosure on page 339 to disclose the number of shares of Class B Common Stock that will be outstanding immediately after the consummation of the Business Combination in a subsequent pre-effective amendment to the Registration Statement.

Proposal No. 2 -The Stock Issuance Proposal Vote Required for Approval, page 167

29.

We note your disclosure on page 167 that “[t]he approval . . . requires the affirmative vote of the holders of a majority of the Ordinary Shares present and entitled to vote thereon at the general meeting.” Please revise here and on pages 179, 180 and 181 to clarify, if true, that abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting. In addition, pursuant to Rule 14a-4(a)(3) of the Exchange Act, please present as separate proposals, the issuance of securities in connection with the PIPE Agreements or tell us why you do not believe this is necessary.

The Company has revised the disclosure on pages 184, 197, 198 and 199 in response to the Staff’s comment. Furthermore, the Company has revised the disclosure on page 183 to present each issuance of securities as a separate proposal.

Information About FOA, page 182

30.	Please revise to discuss why FAM and FAR and other subsidiaries are considered indirect subsidiaries and explain the relevance as compared to if they were direct subsidiaries.

The Company has revised page 210 to address the matters identified in the Staff’s comment.

Information About FOA Finance of America Companies Strategic Business Acquisitions, page 183

31.

Please balance your disclosure in your Our Strengths section by disclosing that FAM is rated “Average” by Moody’s as an originator of conventional, conforming residential mortgage loans and that, if true, since March 2020 you have and continue to be in violation of covenants with certain lenders and, while you have obtained waivers for all of the violations of such covenants, there is no guarantee that you will be able to do so in the future. In addition, please provide a brief explanation of the the 90+ Net Promotor Score, including a description of your methodology and the point scale used so that investors understand the significance of this score. Similarly, please disclose what you mean by “corporate load factor” on page 190 and clarify what you mean by the “Agencies” on page 192.

The Company has revised page 209 to disclose that FAM is rated “Average” by Moody’s as an originator of conventional, conforming residential mortgage loans, page 206 to disclose the waivers of covenants and that, while FoA has obtained waivers for all such instances, there is no guarantee that they will be able to do so in the future, page 202 to provide a brief explanation of FoA’s Net Promoter Score, page 208 to define corporate load factor and page 211 to clarify that the Company was referring to the GSEs and U.S. government agencies.

Our Segments Lender Services Boston National Title LLC, page 199

32.

We note your disclosure that BNT has General Services Agreements with five out of the fifteen largest U.S. banks by assets. If material to your business, please describe the provisions of these agreements, including whether they are exclusive, the terms of the agreement and how you earn fees pursuant to these agreements.

The Company respectfully advises the Staff that the General Services Agreements of BNT with its bank customers are not material to the Lender Services segment or FoA as a whole. For the nine months ended September 30, 2020, none of the five banks that BNT has General Services Agreements with accounted for more than 5% of the total revenue of the Lender Services segment.

Intellectual Property, page 201

33.	If material to your business, please disclose the duration and importance to each segment of all patents, trademarks and licenses pursuant to Item 101(c)(1)(iii)(B) of Regulation S-K.

The Company respectfully advises the Staff that, although FoA provides a diverse selection of products and services under multiple brand names, given the nature of our lending business, patents, trademarks and licenses are not material to FoA’s operations as a whole or to any of its segments. The Company has revised page 220 to so disclose.

Results of Operations — Consolidated Results, page 214

34.

We note the net fair value gains on mortgage loans table on page 215 presents the change in fair value of loans and the change in fair value of related obligations, and that the net difference between the two has had significant variances over the periods presented. Please revise the “Information about FOA” section on page 182 to discuss if and how you design your securitization programs to have fair value changes in loans be substantially offset with fair value changes in the related obligations and explain the reasons that this may not occur. Please revise MD&A to discuss the underlying reasons that resulted in the net fair value change recognized for these items for each period presented to allow an investor to understand the reasons there were significant gains in certain period and losses in other periods.

The Company has revised its disclosures in the “Information about FOA” section on page 211 to clarify the design of FoA’s securitization programs, and steps taken in its design of the securitization program so that fair value changes in the securitized loans are substantially offset by fair value changes in the related obligations, to the extent possible. The Company has further clarified the reasons such an offset may not occur. Furthermore, the Company has revised page 234 to discuss the underlying reasons that resulted in the net fair value change recognized for these items, including identifying the underlying changes attributable to assumption changes and changes attributable to portfolio run-off.

35.

As noted on page 226, almost all of the revenue presented as “Gain on mortgage loans held for sale, net” represents the gains from selling forward mortgage loans. Therefore, please revise this income statement line item title to more accurately describe the nature of revenue recognized. For example, Gain on sale of mortgage loans, net and other income related to the origination of mortgage loans held for sale, net.

The Company has revised the applicable income statement line item title to “Gain on sale of mortgage loans, net and other income related to the origination of mortgage loans held for sale, net” throughout Amendment No. 1.

36.

Please revise to provide additional context for why you present net interest margin related to loans held for sale in the net interest margin on held for investment line items as disclosed in note 1 to the table on page 215.

The Company has revised the table presented on page 235 to address the matters identified in the Staff’s comment.

Segment Results, page 217

37.

We note you refer to “Net Origination Gain” in your discussion of segment results. Please revise to use the same terminology and presentation as used in your income statement (e.g. Gain on mortgage loans held for sale, net, Net fair value gains on loans and related obligations, etc.) and in the notes to your financial statements for consistency.

The Company has revised the income statement line item title to “Gain on sale of mortgage loans, net and other income related to the origination of mortgage loans held for sale, net” in its discussion of segment results on pages 244 and 247, consistent with the presentation used in FoA’s Consolidated Statement of Operations.

38.

For each segment, especially the Reverse Origination and Commercial Originations, please revise to more clearly discuss what the revenue represents and the underlying reasons for material trends. For example, noting your disclosure on page 182 that you distribute risk to investors for an up-front cash profit, discuss the amount and type of revenue recognized at origination (e.g. fair value gains, fees, etc.) and the amount recognized over the loan period (e.g. interest). Also, clearly discuss how much revenue represents interest income recognized during the period or fair value gains or losses recognized during the period.

The Company has revised pages 244, 251 and 255 to address the matters identified in the Staff’s comment.

Forward Originations Segment Revenue, page 226

39.	Please revise to discuss what “Hedge pair-off fees” represents and discuss the underlying reasons for the amounts recognized and trends between periods.

The Company has revised the Forward Originations Segment section beginning on page 244 to address the matters identified in the Staff’s comment, including amending its caption for the Hedge pair-off fees financial line item to “Realized hedge gains and losses”. The Company has also revised its description of hedge gains and losses to clarify what constitutes Realized hedge gains and losses and discuss significant trends between periods.

Non-GAAP Financial Measures Adjusted EBITDA, page 244

40.

Please revise to more clearly describe how the adjustment for the change in fair value of loans and securities held for investment due to market or model assumption changes is calculated. Disclose the specific asset and or liabilities held on the balance sheet that this adjustment relates to and describe the underlying market or model changes that resulted in the change in fair value for each period presented. Additionally, please explain why you do not adjust for the actual change in fair value for market or model changes recognized for US GAAP purposes.

The Company has revised page 267 to clarify the method for calculating the adjustment for the change in fair value of loans and securities held for investment due to market or model assumption changes. Furthermore, this disclosure has been revised to specifically identify the assets and or liabilities on the balance sheet related to the adjustment. The Company has further revised its description of the adjustment to clarify that the amounts represent the actual change in fair value recognized for US GAAP purposes that were driven by changes in market or model assumptions. The Company respectfully advises the Staff that such changes in fair value for the assets and liabilities other than MSRs are determined in a manner consistent with the comparable drivers of the change in fair value of MSRs disclosure included in FoA’s annual Audited Consolidated Financial Statements and interim Unaudited Consolidated Financial Statements on F-66 and F-141, respectively, as required by US GAAP. The Company believes that, even though the adjustment represents the actual change in fair value for market or model assumption changes recognized for US GAAP purposes, a disclosure is needed to help an investor understand that such amounts are derived from accounting estimates that may differ from actual realized amounts.

Changes in Liabilities and Members Equity for the period June 30, 2020 and December 31, 2019, page 247

41.	Please revise to explain the amounts recognized and discuss the underlying reasons for noted trends related to the CRNCI.

The Company has revised page 270 to explain the amounts recognized and discuss the underlying reasons for noted trends related to the CRNCI.

Off Balance Sheet Arrangements, page 262

42.

Please revise to disclose the key factors that resulted in your determination that FAH did not have the power to direct the activities that most significantly impact the trust’s performance related to your disclosure at the bottom of page 262. Also, please revise to provide additional context to this disclosure to allow an investor to understand its significance and relevance to your business strategy and/or financial results.

As of the period ended June 30, 2020, Finance of America Holdings LLC held substantially all of the securities issued from a reverse mortgage-back security trust that was determined to meet the definition of a VIE under ASC 810. The Company concluded that while it did hold a variable interest in the trust, Finance of America Holdings LLC did not have power to direct the activities that most significantly impact the trust’s performance, as defined by ASC 810-10-25. The Company determined it lacked power in the context of this guidance as a result of the asset manager, an unrelated third party, having the ability to direct the servicing oversight functions that gave the asset manager power to direct the activities that most significantly impact the performance of the underlying portfolio assets. As such, for accounting purposes the Company concluded Finance of America Holdings LLC lacked power and should not consolidate the trust. In reaching this conclusion, the Company considered the FASB’s guidance in case examples included within ASC 810-10-55-93, in particular Cases E (Guaranteed mortgage-backed securitization) and F (Residential mortgage-backed securitization).

In September 2020, FoA acquired further interests in this trust which provided FoA with a call option with respect to the securitization trust, whereby FoA was permitted to effectively purchase the underlying residential mortgage loans at par, resulting in the repayment of all of the outstanding securitization financing notes at par. As a result of the exercise of this cleanup call option, the trust was terminated and FoA no longer maintains any activities with VIEs for which the related trusts are not consolidated onto FoA’s Consolidated Statements of Financial Condition. The Company respectfully advises the Staff that as a result of the call option exercised related to this trust, disclosure related to this arrangement is no longer necessary within its Off Balance Sheet Arrangements disclosure on page 285.

Information About Replay Executive Compensation, page 278

43.

Please revise here to identify the two independent directors that have received an annual fee of $25,000, and disclose whether any compensation will be paid to your executive officers and directors pursuant to the business combination.

The Company has revised page 300 in response to the Staff’s comment.

Description of Securities Redeemable Warrants Public Shareholders’ Warrants, page 322

44.

Please disclose the terms of the warrants offered in connection with the Business Combination. In this regard, we note that the disclosure on pages 322 to 326 seems to only address the Replay public warrants.

The Company has revised page 348 to disclose the terms of the warrants offered in connection with the Business Combination.

Exclusive Forum, page 330

45.

We note that New Pubco’s forum selection provision identifies the federal district court of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States. Please explicitly state, if true, that this provision applies to actions arising under the Securities Act and the Exchange Act. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Company has revised pages 351 and 352 to clarify that the exclusive forum provision applies to actions arising under both the Securities Act and the Exchange Act, to highlight enforceability concerns arising from the concurrent jurisdiction in federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, and to state that investors will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder as a result of the Company’s forum selection provisions.

Financial Statements, page F-1

46.	Please revise to provide financial statements for Finance of America Companies, Inc. (New Pubco) or tell us why they are not required.

The Company has provided consolidated financial statements of Finance of America Companies Inc. beginning on page F-2.

47.	Please tell us how you considered whether financial statements were required for other wholly-owned subsidiaries (e.g Blocker) of Finance of America Companies, Inc. (New Pubco).

The Company respectfully advises the Staff that its wholly owned subsidiaries, RPLY Merger Sub LLC (“Replay Merger Sub”) and RPLY BLKR Merger Sub LLC (“Blocker Merger Sub”), are newly formed entities that have no material assets or operations prior to the consummation of the Business Combination. The Company has consolidated Replay Merger Sub and Blocker Merger Sub in the consolidated financial statements of Finance of America Companies Inc. beginning on page F-2.

FOA Financial Statements Notes to Consolidated Financial Statements, page F-10

48.

We note your disclosure on page 249 related to restrictions on payments or distributions from FOA and its subsidiaries. Please revise to disclose the amount of retained earnings or net income that is restricted or free from restrictions for payment of dividends by FOA and its subsidiaries. Refer to Rule 4-08(e)(3) for guidance.

The Company has revised page F-79 to include the additional restrictions on distributions consistent with the disclosure on pages 271 and 272.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (703) 749-1386.

Sincerely yours,

/s/ Jason Simon
Jason Simon Greenberg Traurig, LLP

cc: Edmond Safra

President

Finance of America Companies Inc.